UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AMERICAN OUTDOOR BRANDS CORPORATION

(Exact name of registrant as specified in its charter)

NEVADA	001-31552	87-0543688
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2100 Roosevelt Avenue, Springfield, Massachusetts		01104
(Address of principal executive offices)		(Zip code)

Jeffrey D. Buchanan, Exec. VP, CFO, CAO, and

Treasurer – (800) 331-0852

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of American Outdoor Brands Corporation Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publically available at www.aob.com/conflictmineralsreport. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibits

Exhibit 1.01	Conflict Minerals Report

Section 2	Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN OUTDOOR BRANDS CORPORATION,

a Nevada corporation

By:	/s/ P. James Debney	Dated:	May 30, 2018
P. James Debney
President and Chief Executive Officer

By:	Jeffrey D. Buchanan	Dated:	May 30, 2018
Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer,
Chief Administrative Officer, and Treasurer